LAW OFFICES
JOHNSON & JONES
A PROFESSIONAL CORPORATION

JOHN B. JOHNSON, JR.	2200 BANK OF AMERICA CENTER	W. THOMAS COFFMAN
KENNETH E. DORNBLASER	15 WEST SIXTH STREET	(1940-2007)
RANDY R. SHORB	TULSA, OKLAHOMA 74119-5416	--------------------
E. ANDREW JOHNSON		Retired Founders
J. CHRISTOPHER DAVIS	Telephone: (918) 584-6644	RICHARD D. JONES
------------------	Fax: (918) 584-6645	C. ROBERT JONES
JON D. CARTLEDGE	www.johnson-jones.com
LUKE A. BOMER		Of Counsel
RYAN J. FULDA		PAUL KINGSOLVER
TREVOR L. HUGHES

June 24, 2010

Via Edgar
Mr. Terence O’Brien, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549

Re:	AAON, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for Fiscal Quarter Ended March 31, 2010 Definitive 14A filed April 15, 2010 File No. 1-18953

Dear Mr. O’Brien:

Our Firm represents AAON, Inc. (“AAON” or “the Company”). This letter is written in response to your correspondence of June 10, 2010 and the comments of the SEC staff contained therein related to AAON’s Form 10-K, Form 10-Q and Definitive Proxy Statement referenced above.  Our responses are numbered below to correspond to the paragraphs contained in your June 10, 2010 letter.  For your convenience, we have included the staff comment immediately prior to our response.

Form 10-K for Fiscal Year Ended December 31, 2009

Patents, Trademarks, Licenses and Concessions, page 4

1.	In future filings, state the duration or term of any patent that AAON considers material to its business operations. See Item 101(c)(1)(iv) of Regulation S-K.

AAON Response:

In future filings the Company will state the duration or term of patents related to its heat recovery wheel option, blower, gas-fired heat exchanger and evaporative condenser desuperheater (all of which we have identified as material to the Company’s business).  Such disclosure shall be presented substantially as follows:

“We do not consider any patents, trademarks, licenses or concessions to be material to our business operations, other than patents issued regarding our heat recovery wheel option, blower, gas-fired heat exchanger and evaporative condenser desuperheater which have terms of twenty years with expiration dates ranging from 2016 to 2022”

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
June 24, 2010

Properties, page 6

2.
In future filings, disclose whether AAON owns or leases the plant and office facilities that it considers material to its business.  If AAON leases any plant and office facilities that it considers material to its business, disclose the principal provisions, including duration or term, of the lease and file the lease as an exhibit.  See Items 103 and 601(b)(10) of Regulation S-K.

AAON Response:

AAON owns all plant and office facilities that it considers material to its business, and it will more clearly indicate such ownership in all future filings, so that such disclosure shall be presented substantially as follows:

“Our plant and office facilities in Tulsa, Oklahoma consist of a 337,000 sq. ft. building (322,000 sq. ft. of manufacturing/warehouse space and 15,000 sq. ft. of office space) located at 2425 S. Yukon Avenue (“the original facility”), and a 693,000 sq. ft. manufacturing/warehouse building and a 22,000 sq. ft. office building (“the expansion facility”) located across the street from the original facility at 2440 S. Yukon Avenue.  We own both the original facility and the expansion facility.

In the expansion facility we use 22,000 sq. ft. for office space, 20,000 sq. ft. for warehouse space and 80,000 sq. ft. for two production lines; an additional 106,000 sq. ft. is utilized for sheet metal fabrication.  The remaining 487,000 sq. ft. is presently being prepared as additional plant space for long-term growth.

Other operations in Longview, Texas are conducted in a plant/office building at 203-207 Gum Springs Road, containing 258,000 sq. ft. (251,000 sq. ft. of manufacturing/warehouse and 7,000 sq. ft. of office space).  An additional 15 acres were purchased in 2004 and 2005 for future expansion.  We own both the existing plant/office building, and the 15 acres designated for future expansion”

Financial Statements

Note 1.  Business, Summary of Significant Accounting Policies and Other Financial Data, page 35

General

3.
Please disclose in future filings the line item(s) in which you include deprecation.  If you do not allocate depreciation and amortization to cost of sales, please tell us what consideration you gave to SAB Topic 11:B.  Please show us supplemental what your disclosure will look like.

AAON Response:

In future filings the Company will disclose the line items in which we include depreciation and amortization, so that such disclosure shall be presented substantially as follows:

“Property, plant and equipment are stated at cost.  Maintenance and repairs, including replacement of minor items, are charged to expense as incurred; major additions to physical properties are capitalized.  Depreciation expense on property, plant and equipment is recorded primarily to cost of sales with an immaterial amount recorded to selling, general, and administrative expenses using the straight-line method over the following estimated useful lives:”

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
June 24, 2010

Revenue Recognition

4.
For sales initiated by independent manufacturer representatives, you recognize revenues net of the representatives’ commission.  Please expand your disclosure in future filings to better explain how you determined this net presentation was appropriate.  Please also disclose whether all commissions paid are recorded in net sales.  If not, you should clarify how you determine which line item is appropriate.  Refer to ASC 605-50-25.  For each of the three years ended December 31, 2009 and the three months ended March 31, 2010, please tell us the amount of commissions which are recorded in net sales.  Please show us supplementally what your disclosures will look like.

AAON Response:

We will expand our disclosure related to manufacturer representatives’ commissions on sales in future filings, so that such disclosure shall be presented substantially as follows:

“We recognize revenues from sales of products when the products are shipped and the title and risk of ownership pass to the customer.  Selling prices are fixed based on purchase orders or contractual agreements.  Sales allowances and customer incentives are treated as reductions to sales and are provided for based on historical experiences and current estimates.  For sales initiated by independent manufacturer representatives, we recognize revenues net of the representatives’ commission; therefore all commissions paid are recorded in net sales. Commissions are recorded to accrued liabilities in the Consolidated Balance Sheets at the time the net sale is recorded in revenue.  Our policy is to record the collection and payment of sales taxes through a liability account.”

The amount of commissions recorded in net sales for each of the last three fiscal years and for the quarter ended March 31, 2010, is as follows:

Year Ended 12/31/2009	Year Ended 12/31/2008	Year Ended 12/31/2007	Quarter Ended 3/31/2010
(in thousands)

$58,035	$55,422	$49,235	$10,571

Form 10-Q for Fiscal Quarter Ended March 31, 2010

General

5.	Please address the above comments in your interim filings as well, as applicable.

AAON Response:

The Company will address each of comments 1 through 4, as applicable, in its future interim filings.

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
June 24, 2010

Definitive 14A filed April 15, 2010

Board and Committee Matters, page 7

6.	In future filings provide a discussion of director qualifications as required by Item 401(e) of Regulation S-K.

AAON Response:

We have included a discussion of director qualifications, which appears at page 9.  If, after reviewing the disclosure currently contained in the 14A, the staff believes additional discussion is warranted, please advise.

Executive Compensation, page 12

7.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is unnecessary and describe the process that you undertook to reach that conclusion.

AAON Response:

In accordance with SEC Release 33-9089, we understood that Item 402 of Regulation S-K, as amended, did not require a company to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

As noted in the 14A, the elements of most executive compensation consist of (i) base salary; (ii) annual discretionary bonuses; (iii) equity based compensation (stock options or restricted stock awards); and (iv) contributions to a 401(k) plan.  As can be seen from the Summary Compensation Table in the 14A, the most significant component of compensation historically consists of base salary.  Both discretionary bonuses and equity based compensation are historically awarded based on immediate past performance, and are not tied to meeting any specific “goals” or “objectives”.  No executive’s compensation is specifically tied to achieving any specific performance, revenue enhancement or cost-savings criteria.  Therefore, there is little or no risk resulting from compensation elements having a material adverse effect on the Company or its operations by reason of incentivizing any employees to take actions to enhance individual compensation to the detriment or risk of the Company.

Compensation Discussion and Analysis, page 12

8.
Disclosure indicates that although an outside consultant was not used in 2009, the compensation committee has used information from a consultant “for proper benchmarking” of AAON’s compensation programs.  In future filings, identify the benchmark and, if applicable, its components, including component companies, used for  benchmarking of AAON’s compensation program of its names executive officers.  See Item 402(b)(2)(xiv) of Regulation S-K and Release No. 34-54302A.

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
June 24, 2010

AAON Response:

In the future, when and to the extent the compensation committee utilizes a consultant for “benchmarking” of the Company’s compensation programs, the “benchmark” and, if applicable, its components and component companies, will be identified.

Equity-Based Compensation, page 15

9.
Disclosure indicates that equity awards are based on the named executive officers’ performance in the prior year and expected future contribution to AAON’s performance.  In future filings, describe the elements of individual performance and, if applicable, any specific quantitative or qualitative company performance factor, goal, or target that are taken into account in determining the equity award of each named executive officer.  See Item 402(b) of Regulation S-K and Release No. 34-54302A.

AAON Response:

In future filings the Company will, under the subheading of “Equity-Based Compensation”, describe the elements of individual performance and, if applicable, any specific quantitative or qualitative Company performance factors, goals or targets that are taken into account in determining the equity award of each named executive officer.  Such disclosure will be in substantially the following form:

“Historically, the Company has not, and currently the Company does not base executive officer equity compensation decisions on pre-established performance targets or other quantitative criteria, as many of the applicable operational and financial performance measures which affect Company profitability (and shareholder value) are contingent upon a combination of general economic factors and/or raw material prices, that are beyond the control of any individual.  However, positive overall Company performance (from both a financial as well as stock price basis) is a primary element associated with the grant of equity-based compensation to the named executive officers as a group.  When determining the total value of compensation provided to our executive officers, our Compensation Committee evaluates various aspects of individual and Company performance in light of general economic conditions, as well as comparison of the Company performance against similar competitors in the industry.  Performance elements considered may include cost containment initiatives, product and marketing development, risk management, successful completion of major capital projects including production line enhancements, individual performance of the executive officer and the performance of the executive’s department. These elements are not specifically weighted in determining the amount of the equity incentive awards because the relative importance of each element may change from time to time and the responsibilities of each executive officer as they contribute to the achievement of any particular objective may vary.

Factors considered when determining any specific equity-based award include:

•	the responsibilities of the executive officer

•	the period over which the executive officer has performed these responsibilities

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
June 24, 2010

•	the scope, level of expertise and experience required for the executive officer’s position and the period during which the officer has performed these responsibilities;

•	the strategic impact of the officer’s position; and

•	the potential future contribution and demonstrated individual performance of the officer.

In addition, the Compensation Committee considers the cost of such equity awards, the potential impact on dilution and the relative value in relation to the other components of the executive compensation program.”

Closing Comments

The Company acknowledges the following in connection with this response that:

(a)           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)           the Company may not assert staff comments as a defense in any proceeding, initiated by the Commission or any person under the federal securities laws of the United States.

We believe this addresses the comments submitted on June 10, 2010.  If you have further questions or comments that you believe can be resolved telephonically, please feel free to contact the undersigned at the number noted above.

Very truly yours,

/s/ Kenneth E. Dornblaser
Kenneth E. Dornblaser
For the Firm

C:           Kathy I. Sheffield, Chief Financial Officer